Exhibit 99.2

   Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Recognized as "Category Leader" Across All Four RiskTech Quadrants® in
 2014 Chartis Financial Crime Risk Management Systems Report

RiskTech Quadrants® measure completeness of offering and market potential in enterprise fraud and anti-money laundering categories

NEW YORK – January 14, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that Chartis has recognized NICE Actimize as a category leader across all four RiskTech Quadrants® contained in the annual 2014 Financial Crime Risk Management report. The four core RiskTech Quadrants® categories, measuring vendors’ completeness of offering and market potential attributes, include Enterprise Fraud, Anti-Money Laundering and Transaction Monitoring, Know-Your Customer (KYC) and Client Onboarding, and Watchlist Monitoring. Chartis provides research and analysis on the global market for risk management technology.

According to Chartis, financial crime has become a growing threat for financial institutions, leading to a demand for improved processes, organization and technology. Regulators are implementing new measures and demanding more direct involvement by management, boards, and directors in risk management and crime prevention. Chartis also noted that financial crime risk management is not only a regulatory demand, but is also important for customer security and trust. In addition to the regulatory and business costs of financial crime, financial institutions are also looking at managing customer and reputational risks.

"With the rise of cyberthreats, enterprise fraud, anti-money laundering activity, and other types of financial crime, financial institutions have significant new challenges in addressing requirements for financial crime risk management, detecting and preventing fraud and managing risk," said Peyman Mestchian, Managing Partner at Chartis. "The Chartis Financial Crime Risk Management report cites NICE Actimize as a category leader in financial crime risk management solutions."

"We’ve seen heightened threats in financial crime coupled with increased demands across the global regulatory climate – and in this ever-changing and complex climate, it is critical to continue innovating to address financial institutions’ evolving needs,” said Joe Friscia, president of NICE Actimize. “Once again, the industry recognizes NICE Actimize's ongoing commitment to staying ahead of the threats and requirements inherent in this environment.”

For more information on NICE Actimize’s proven Financial Crime Enterprise Solutions, in Fraud Prevention, Anti-Money Laundering, Financial Markets Compliance, and Enterprise Risk Management please visit our web site, by clicking here.

About Chartis

Chartis is the leading provider of research and analysis on the global market for risk technology. Its goal is to support enterprises as they drive business performance through better risk management, corporate governance and compliance. Chartis helps clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology. Chartis is authorized and regulated by the Financial Conduct Authority (FCA) for providing investment advice - (www.chartis-research.com). RiskTech Quadrant® is a Registered Trade Mark of Chartis Research Limited.

About NICE Actimize

NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.